Filed pursuant to Rule 433

Registration Statement No. 333-187156

April 3, 2013

Sanofi

Final Term Sheet

US$1,500,000,000 1.250% Notes Due 2018

Issuer	Sanofi

Format	SEC-registered global notes

Title	1.250% Notes due 2018

Total initial principal amount	US$1,500,000,000

Issue price	99.561%

Pricing date	April 3, 2013

Expected settlement date

April 10, 2013, which will be the fifth business day following the initial date of trading of the notes (such settlement cycle being referred to as “T+5”). Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity date	April 10, 2018, unless earlier redeemed

Day count	30/360

Day count convention	Following unadjusted

Optional redemption	Make-whole call at Treasury Rate plus 10 bps

Tax redemption	Applicable

Ranking	Unsecured and unsubordinated

Interest rate	1.250% per annum

Benchmark Treasury	0.750% UST due March 31, 2018

Benchmark Treasury price	100-4+

Benchmark Treasury yield	0.721%

Spread to Benchmark Treasury	62 bps

Yield to maturity	1.341%

Date interest starts accruing	April 10, 2013

Interest payment dates	Each April 10 and October 10

First interest payment date	October 10, 2013

Regular record dates for Interest	Each March 25 and September 25

Trustee	Deutsche Bank Trust Company Americas

Listing	None

Denominations	US$2,000 and increments of US$1,000 above that amount

Expected ratings of the Notes	Moody’s A1/Stable
Standard & Poor’s AA-/Stable

Note: A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

CUSIP / ISIN	801060 AB0 / US801060AB05

Joint Book-Running Managers	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers	Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc., toll-free at 1-888-603-5847; Deutsche Bank Securities Inc., toll-free at 1-800-503-4611; J.P. Morgan Securities LLC, collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.